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                                    EXHIBIT 99.1

LOGO

SIDERCA                                                            PRESS RELEASE
TENARIS GROUP

SIDERCA'S BOARD OF DIRECTORS ISSUES ITS RECOMMENDATION ON THE TENARIS EXCHANGE OFFER

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
Edgardo Carlos/Fernando Pardo                     Cesar Villavicencio
Siderca S.A.I.C.                                  Citigate Dewe Rogerson
(54) 11 4318-4043                                 (212) 688-6840
www.siderca.com
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Buenos Aires, November 14, 2002.  Siderca S.A.I.C. (New York Stock Exchange: SDT
and Buenos Aires Stock Exchange: ERCA), a Tenaris company, announces that its Board of Directors, in a meeting held today, has issued its recommendation on the exchange offer made by Tenaris S.A. to Siderca's shareholders.

The Board of Directors analyzed and evaluated the conditions of the exchange offer and other relevant factors, including the exchange ratio of one ordinary Tenaris share for every 1.0933 Siderca Class A ordinary shares and one Tenaris ADS (representing ten ordinary shares) for every 1.0933 Siderca ADSs (each Siderca ADS represents 10 Class A ordinary shares). In its recommendation, Siderca's Board of Directors stated that it considered that the acceptance of the exchange offer from Tenaris should be beneficial to Siderca's shareholders.

Credit Suisse First Boston was engaged by Siderca to provide an opinion on the fairness from a financial point of view of the exchange ratio to the holders of Siderca ordinary shares and ADSs other than Tenaris. On November 7, 2002 Credit Suisse First Boston delivered its opinion to the Siderca Board of Directors stating that, as of the date of the opinion and based on and subject to the assumptions and limitations expressed therein, the exchange ratio was fair from a financial point of view to the holders of Siderca ordinary shares and ADSs other than Tenaris.

A complete text of the opinion of Siderca's Board of Directors has been published by the Bolsa de Comercio de Buenos Aires (the Buenos Aires stock exchange) and an English translation will be made available to ADS holders in accordance with U.S. securities regulations.